EXHIBIT 99.1

ANNUAL INFORMATION FORM

For the Fiscal Year Ended December 31, 2010

DATED:  March 24, 2011

CORPORATE OFFICE:	MANAGEMENT HEAD OFFICE:

Suite 840, 355 Burrard Street	Piso 17, Av. Pardo y Aliaga #640
Vancouver, BC V6C 2G8, Canada	San Isidro, Lima 27, Peru
Tel: 604.484.4085	Tel: 511.616.6060, ext. 2
Fax: 604.484.4029

TABLE OF CONTENTS

PRELIMINARY NOTES	1
Cautionary Statement – Forward Looking Statements	1
Documents Incorporated by Reference	3
Date of Information	3

CORPORATE STRUCTURE	4
Name, Address and Incorporation	4
Intercorporate Relationships	4

GENERAL DEVELOPMENT OF THE BUSINESS	4
Three-Year History and Recent Developments	4

DESCRIPTION OF THE BUSINESS	6
General	6
Risk Factors	7
Material Mineral Properties	11
Caylloma Mine, Peru	12
San Jose Project, Mexico	16

DIVIDENDS	29

DESCRIPTION OF CAPITAL STRUCTURE	30

MARKET FOR SECURITIES	30
Trading Price and Volume	30

DIRECTORS AND EXECUTIVE OFFICERS	31
Name, Occupation and Shareholding	31
Cease Trade Orders or Bankruptcies	32
Penalties or Sanctions	33
Conflicts of Interest	33

AUDIT COMMITTEE	33

LEGAL PROCEEDINGS	34

TRANSFER AGENT AND REGISTRAR	34

MATERIAL CONTRACTS	34

INTERESTS OF EXPERTS	34
Names of Experts	34
Interests of Experts	35

ADDITIONAL INFORMATION	35

Audit Committee Charter	Schedule “A”

PRELIMINARY NOTES

Cautionary Statement – Forward Looking Statements

Certain statements and information in this Annual Information Form are not based on historical facts and constitute forward-looking statements or forward looking information within the meaning of Canadian securities laws (“forward looking statements”), including but not limited to, the Company’s plans at its San Jose Project, Mexico and Caylloma Mine, Peru, estimated production, capital and operating cash flow estimates and other matters.

Forward-looking statements:

●	are statements that address or discuss activities, events or developments that we expect or anticipate may occur in the future;

●
can be identified by the use of words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “likely”, “predicts”, “estimates”, “forecasts”, and similar words or phrases or the negative of such words or phrases;

●	reflect our current beliefs, intentions or expectations based on certain assumptions and estimates, including those identified below, which could prove to be significantly incorrect:
o	that all required third party contractual, regulatory and governmental approvals will be obtained for the development, construction and production of the Company’s properties;
o	there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, civil unrest and protest, damage to equipment or otherwise;
o	permitting, development, expansion and power supply proceeding on a basis consistent with the Company’s current expectations;
o	currency exchange rates being approximately consistent with current levels;
o	certain price assumptions for silver, lead, zinc, gold and copper;
o	prices for and availability of natural gas, fuel oil, electricity, parts and equipment and other key supplies remaining consistent with current levels;
o	production forecasts meeting expectations;
o	the accuracy of the Company’s current mineral resource and reserve estimates;
o	labour and materials costs increasing on a basis consistent with the Company’s current expectations;
o	that any additional required financing will be available on reasonable terms;
o	assumptions made and judgments used in engineering and geological interpretation;

●
while considered reasonable by management, are inherently subject to known and unknown risks and uncertainties and other factors that could cause actual results or events to differ from historical or anticipated results or events.  These risk factors and others are discussed in this Annual Information Form and in Management’s Discussion and Analysis for the financial year ended December 31, 2010, which may be found on SEDAR at www.sedar.com.  Certain of these material risks are listed below:

o	uncertainties and risks relating to the start-up of the San Jose Project, including timely receipt of all required permits;
o	fluctuations in precious and base metal prices;
o	inherent hazards and risks associated with mining operations;

o	inherent uncertainties associated with mineral exploration and development activities;
o	uncertainties inherent in the estimation of mineral reserves and/or resources and precious metal recoveries;
o	uncertainties related to actual capital costs, operating costs and expenditures, production schedules and economic returns from the Company’s mining projects;
o	uncertainties related to the current global financial conditions;
o	uncertainties related to the availability of future financing necessary to undertake mining, processing, development and exploration activities on the Company’s properties;
o	the Company’s substantial reliance on its Caylloma Mine for revenues;
o	risks related to the integration of businesses and assets acquired by Fortuna;
o	uncertainties related to the competitiveness of the mining industry;
o	risks associated with Fortuna being subject to government regulation, including changes in law, regulation and taxation, and risks associated with Fortuna’s need for governmental licenses and permits;
o	risks associated with Fortuna being subject to extensive environmental laws and regulations, including a change in regulation;
o	risks that the Company’s title to its property could be challenged;
o	political and country risk;
o	risk of water shortages and risks associated with competition for water;
o	the Company’s need to attract and retain qualified personnel;
o	increases in off-site transportation and concentrate processing costs;
o
risks related to the storage of tailings and the need for reclamation activities on the Company’s properties, including the nature of reclamation required and uncertainty of costs estimates related thereto;

o	risks associated with potential conflicts of interest;
o	risks associated with potential labour disputes;
o	risks associated with potential blockades of mining operations.

As a result, no assurance can be given that any of the events or results anticipated by such forward looking statements will occur or, if they do occur, what benefit they will have on our operations or financial condition.  Readers are cautioned not to place undue reliance on these forward-looking statements.  We disclaim any intention or obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Documents Incorporated by Reference

The information provided in this Annual Information Form (“AIF”) is supplemented by disclosure contained in the documents listed below which are incorporated by reference into this AIF.  These documents must be read together with the AIF in order to provide full, true and plain disclosure of all material facts relating to Fortuna Silver Mines Inc. (referred to herein as the “Company” or “Fortuna”).  The documents listed below are not contained within or attached to this document.  The documents may be accessed on SEDAR at www.sedar.com under the Company’s profile, Fortuna Silver Mines Inc.:

Document	Effective Date / Period Ended	Date Filed on SEDAR website	Document Category on the SEDAR website
Management Information Circular	April 30, 2010	May 28, 2010	Management Proxy / Information Circular - English
Technical Report, Caylloma Project, Peru	August 11, 2009	August 27, 2009	Technical Report(s)
Technical Report, San Jose Project, Mexico	June 9, 2010	June 10, 2010	Technical Report(s)
Audited annual financial statements (most recent) and management discussion and analysis	December 31, 2010	March 23, 2011	Audited Annual Financial Statements and Management Discussion and Analysis

Date of Information

This AIF is dated March 24, 2011.  Except as otherwise indicated, the information contained herein is as at December 31, 2010, being the date of the Company’s most recently completed financial year end.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Company was incorporated on September 4, 1990 under the laws of the Province of British Columbia under the name Jopec Resources Ltd.  On February 3, 1999, the Company changed its name to Fortuna Ventures Inc. and on June 28, 2005 to Fortuna Silver Mines Inc.

The management head office of the Company is located at Piso 17 Av. Pardo y Aliaga 640, San Isidro, Lima 27, Peru.  The corporate and registered office of the Company is located at 355 Burrard Street, Suite 840, Vancouver, BC V6C 2G8.

Intercorporate Relationships

The Company carries on a significant portion of its business through a number of 100%-owned subsidiaries, held either directly or indirectly, as follows:

GENERAL DEVELOPMENT OF THE BUSINESS

Three-Year History and Recent Developments

Caylloma Mine, Peru
The Company purchased a 100% interest in the Caylloma Mine and related mining concessions in 2005 and returned the Mine to production in October of 2006 following a significant upgrading and modernization of the ore processing plant.  In 2009, the Company successfully commissioned an expansion project that allowed an increase in plant capacity to 1,200 tonnes per day (“tpd”) and the addition of a copper circuit which started commercial production in December 2009.  For the year 2010, the mine and processing plant operated at an average rate of 1,231 tpd with production sourced primarily from the Animas Vein.

The Company released an updated National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) resource estimation for its Caylloma Mine, Peru on July 16, 2009.  On February 2, 2010, the Company announced the discovery of high-grade silver mineralization in the upper portion of the Animas Vein at the

Caylloma Mine in southern Peru.  The Animas vein, traditionally a polymetallic vein, is the source of 85% per cent of ore tones mined at the Company’s Caylloma Mine.  The main focus of development in Animas in 2010 was extending the mineralization along strike towards the north east on  levels 10 and 12, and habilitating the resource blocks between level 10 and level 12 with infrastructure as the mine plan extends below level 10 in 2011.  In the upper part of Animas development and preparation was focused on incorporating level 6 into the production plan.

On December 15, 2010 the Company announced the discovery and confirmation of two new high-grade silver ore shoots in the Bateas Vein, located in the central portion of the Caylloma Mine District.  Historically the Bateas Vein has been a significant producer of high-grade silver ores with the past production coming from those portions of the vein located to the southwest of the newly discovered ore shoots.  From the newly discovered ore shoots along strike to the northeast, the Bateas Vein is open and essentially unexplored over a horizontal distance of approximately 1,150 meters, where the vein is projected to intersect with the San Cristobal Vein.  Underground exploration and surface drilling of the northeast extension of the Bateas Vein is planned for 2011.

San Jose Silver-Gold Project, Mexico
The San Jose Project is a high-grade silver-gold bearing epithermal vein system located in the state of Oaxaca in southern Mexico.  In late 2005, Continuum Resources Ltd. (“Continuum”) granted the Company an option to acquire an interest in the Project, and the Company commenced exploration work on the property.  In November 2006, the Company (76%) and Continuum (24%) formed a joint venture company which acquired 100% of the San Jose Project.  In March 2009, the Company completed an acquisition of all of the issued and outstanding securities of Continuum in consideration of the issuance by the Company of 6,786,706 common shares.  As a result, the Company owns a 100% interest in the San Jose Project.

The Company released an updated NI 43-101 resource estimation for its San Jose Project in October 2009, and in December 2009, the Mexican Environmental Agency approved the Company’s application for a change of land use from agricultural to industrial for the Project.  This was the final permit required to commence construction activities and complemented the environmental impact study which was approved by the Mexican Environmental Agency in late October 2009.  In April 2010, the Company announced the results of a pre-feasibility study completed for the Project.  Highlights of the pre-feasibility study include:

●	3.5 million tonnes of probable mineral reserves with 23.2 million ounces of contained silver and 181,000 ounces of contained gold (average head grades of 205 g/t of silver and 1.6 g/t of gold).
●	2.7 million tonnes of inferred mineral resources (above the break even cut-off grade).
●	Base case after-tax net present value of US$36.4 million at an 8% discount rate.
●	Base case metal prices of OUS$15/oz silver and US$897/oz gold.
●	Base case after-tax internal rate of return of 18%.
●	Estimated pre-production capital expenditures of US$55.7 million.
●	Average cash cost per silver equivalent (Ag Eq) ounce over life of reserves of US$6.90.
●	9 year production plan based on existing reserves.
●	Incremental throughput rate starting at 750 tpd, scaling to 1,000 tpd in 2014 and to 1,500 tpd in 2016.

Construction activities began at the San Jose Project in early 2010 and are currently on schedule and within budget for completion and commissioning of the mine in the third quarter of 2011.  The initial production rate has been increased from that contemplated in the pre-feasibility study and is now forecast to be 1,000 tpd yielding 1.8 million ounces silver and 16,000 ounces gold annually.  The optimized production rae of 1,500 tpd is scheduled for 2013.

Financing
In 2010, the Company entered into a credit agreement with the Bank of Nova Scotia for a US$20 million senior secured revolving credit facility to be refinanced or repaid before December 2012.  The proceeds of the facility may be used for general corporate purposes, including the development of the San Jose Project.  The facility is intended to complement the Company’s cash position and provide additional financing flexibility during the construction stage at San Jose.  No funds have been drawn under this facility.

On March 3, 2010, the Company completed a bought-deal public financing with a syndicate of underwriters co-led by CIBC and Canaccord Financial Ltd. pursuant to which the Company issued 15,007,500 common shares at a price of CAD$2.30 per share, for gross proceeds of CAD$34.5 million.  Net proceeds were CAD$32.8 million after underwriting fees of CAD$1.7 million.  The Company intends to use the net proceeds from the financing to partially fund the mine construction at the San Jose Project, and for general working capital.

On December 23, 2010, the Company completed a second bought-deal financing with a syndicate of underwriters led by Canaccord Genuity Corp. pursuant to which the Company issued 11,500,000 common shares at a price of CAD$4.00 per share, for gross proceeds of CAD$46.0 million.  Net proceeds were CAD$43.7 million after underwriting fees of CAD$2.3 million.  The Company intends to use the net proceeds from the financing to fund the planned expansion to 1,500 tpd at the San Jose Project, to fund exploration programs in Mexico and Peru, and for general working capital.

TSX Listing
The Company graduated from the TSX Venture Exchange to the TSX and the Common Shares began trading on the TSX on January 18, 2010.

DESCRIPTION OF THE BUSINESS

General

Summary.  The Company is engaged in silver mining and related activities, including exploration, extraction, and processing. The Company operates the Caylloma silver/lead/zinc Mine in southern Peru and is currently constructing a mine at its the San Jose silver/gold Project in Mexico.

The lead-silver, copper-silver and zinc concentrates produced by the Company at its Caylloma Mine in Peru are sold locally to international metals traders who in turn export to different clients around the world.  The revenue breakdown by product for 2010 and 2009 is as follows:

Bytype of concentrate:                                           2010                   2009

●	Lead-silver concentrate:	43%	71%
●	Zinc concentrate:	21%	23%
●	Copper- silver concentrate:	36%	6%

By metal contained in concentrate:

●	Silver:	48%	44%
●	Lead:	23%	29%
●	Zinc:	22%	23%
●	Gold:	3%	3%
●	Copper	4%	1%

The method of production at Caylloma consists of underground mining through cut and fill mechanized operations.  Extracted ore is trucked to a conventional flotation processing plant which consists of zinc, lead-silver, and copper flotation circuits.

Specialized Skill and Knowledge.  All aspects of the Company’s business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, mining, metallurgy, engineering, environment issues, permitting, social issues, and accounting.  While recent increased activity in the resource mining industry has made it more difficult to locate and retain competent employees in such fields, the Company has been successful in finding and retaining personnel for the majority of its key processes.

Competitive Conditions.  The Company competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral property interests, as well as for the recruitment and retention of qualified employees.

Environmental Protection.  The Company is currently in compliance with all material environmental regulations applicable to its exploration, development, construction and operating activities.  The financial and operational effects of environmental protection requirements on capital expenditures, earnings and expenditures during the fiscal year ended December 31, 2010 were not material.  The Company has recorded in its financial statements for the year 2010 an asset retirement obligation which reflects its environmental obligations associated with the Caylloma Mine closure plan as approved by the Peruvian government.

Employees.  The Company and its subsidiaries have 583 direct employees and 1,055 indirect employees through contractors.

Foreign Operations.  The Company’s material mineral resource properties are located in Peru and Mexico, each of which has a stable government and non-volatile currency.

Social or Environmental Policies.  The Company has built strong relationships with the communities in which it operates, and has adopted a formal social policy that is fundamental to its operations.  The Company is committed to complying in all material respects with all environmental laws and regulations applicable to its activities.

Risk Factors

The Company’s ability to generate revenues and profits from its natural resource properties is dependent upon a number of factors, including, without limitation, the following:

           Risks Related to the San Jose Project

The Company is subject to inherent uncertainties and risks related to the construction and start-up of the San Jose Project the principal of which include:

●	hiring and retaining key personnel for the construction and commissioning;
●	delays associated with contractors;
●	budget overruns due to changes in the cost of fuel, power, materials and supplies;
●	securing adequate water supply, and rights of passage for a water pipe line; and
●	potential opposition from non-governmental organizations, environmental groups or local groups which may delay or prevent activities.

It is common in new mining operations to experience such unexpected costs, problems and delays during construction, development and mine start-up.  In addition, delays in the commencement of mineral production often occur.  Accordingly, the Company cannot provide assurance that its activities will result in profitable mining operations at the San Jose Project.

The Company has not previously overseen the construction of an entirely new mining project, as the Caylloma Mine was revamped and expanded.  There are inherent risks related to the development of the San Jose Project’s infrastructure given the Company’s lack of experience in new mine construction relating to, among other things, construction supervision, cost estimating, obtaining required permits and approvals and the management of personnel.  Consequently, the Company may be required to rely upon external consultants, engineers and others for construction expertise in respect of the San Jose Project.

Risks Related to the Caylloma Mine

Operating hazards and risks.  Mining operations generally involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  Hazards such as unusual or unexpected formations and other conditions can occur.  Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damages.  The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect no to insure.  Any compensation for such liabilities may have a material, adverse effect on the Company’s financial position.

Concentrate treatment charges and transportation costs.  The Company has entered into agreements to sell its forecast concentrate production from the Caylloma Mine for 2010. Smelting and refining rates correspond to contract rates established mainly at 2009 year end. There is no assurance that the Company will be able to enter into smelting and refining contracts at similar competitive terms for 2011. The cost of transporting concentrate from the Caylloma Mine to the smelters is dependent on, among other things, the concentrate destination.  Transportation related costs hae been volatile over the last several years and could continue to be volatile due to a number of factors, including changes in the price of oil, or a shortage in the number of vessels available to ship concentrate to smelters.  Increases in these rates will have an adverse impact on the Company’s results of operations and financial condition.

Risks Relating to the Company

Capital and operating costs, production schedules, and economic returns.  The Company’s expected operating costs and expenditures, production schedules, economic returns and other projections from a mining project which are contained in this document and in any technical reports, scoping studies, pre-feasibility studies and feasibility studies prepared for or by the Company are based on assumed or estimated future metals prices, cut-off grades, operating costs, capital costs, and expenditures and other factors any of which may prove to be inaccurate. Therefore, feasibility studies and other studies and reports may prove to be unreliable.

The Company’s operating costs are affected by the cost of commodities and goods such as steel, fuel, electrical power and supplies, including tires and reagents.  Management prepares its cost and production guidance and other forecasts based on its review of current and estimated future costs, and assumes that the materials and supplies required for operations will be available for purchase.  An increase in any of these costs, or a lack of availability of commodities and goods, may have an adverse impact on the Company’s financial condition.

General economic conditions.  Events in global financial markets in the latter part of 2008 have had a profound impact on the global economy.  Many industries, including the precious and base metals mining industry, have been impacted by these market conditions.  Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity.  A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect the Company’s growth and profitability.  Specifically:

●	the global credit/liquidity crisis could impact the cost and availability of financing and the Company’s overall market liquidity;
●	the volatility of metal prices could impact the Company’s revenues, profits, losses and cash flow;
●	volatile energy prices, commodity and consumables prices and currency exchange rates could impact the Company’s production costs; and
●	the devaluation and volatility of global stock markets could impact the valuation of the Company’s equity and other securities.

These factors could have a material adverse effect on the Company’s financial condition and results of operations.

Substantial reliance on the Caylloma Mine.  All of the Company’s revenues in the current and prior years have been generated by the Caylloma Mine. The Caylloma Mine entered the production phase in October 2006, and the Company anticipates a significant percentage of its future revenue will continue to come from the Caylloma Mine. Therefore, unless the Company develops or acquires additional properties or projects, the Company will remain largely dependent upon the operation of the Caylloma Mine for its revenue and profits, if any. If for any reason production at the Caylloma Mine was reduced or stopped, the Company’s revenues and profits would decrease significantly.

Additional businesses and assets may not be successfully integrated.  The Company undertakes evaluations of opportunities to acquire additional mining assets and businesses.  Any acquisitions may be significant in size, may change the scale of the Company’s business, and may expose the Company to new geographic, political, operating, financial and geological risks. The Company’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, acquire them on acceptable terms, and integrate their operations successfully. Any acquisitions would be accompanied by risks such as a significant decline in the relevant metal price after the Company commits to complete an acquisition on certain terms; the quality of the mineral deposit acquired proving to be lower than expected; the difficulty of assimilating the operations and personnel of any acquired companies; the potential disruption of the Company’s ongoing business; the inability of management to realize anticipated synergies and maximize the financial and strategic position of the Company; the failure to maintain uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel, and the potential unknown liabilities associated with acquired assets and businesses. There can be no assurance that any assets or business acquired will prove to be profitable or that the Company will be able to integrate the required businesses successfully, which could slow the Company’s rate of expansion and the Company’s business, results of operations and financial condition could suffer.

Fortuna may need additional capital to finance other acquisitions. If the Company obtains further debt financing, it will be exposed to the risk of leverage and its operations could become subject to restrictive loan and lease covenants and undertakings. If the Company obtains equity financing, existing shareholders may suffer dilution. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such financings.

Political and country risk.  The Company conducts, or will conduct, exploration, development and production activity in a number of countries, namely Peru and Mexico and potentially others.  The State of Oaxaca in Mexico has a history of social conflicts and political agitation which can lead to public demonstrations and blockades that can from time to time affect the Company’s operations.  The Company is not able to determine the impact of potential political, social, economic or other risks on its future financial position, including:

●	Cancellation or renegotiation of contracts;

●	Changes in foreign laws or regulations;

●	Changes in tax laws;

●	Royalty and tax increases or claims by governmental entities;

●	Retroactive tax or royalty claims;

●	Expropriation or nationalization of property;

●	Inflation of costs that is not compensated by a currency devaluation;

●	Restrictions on the remittance of dividend and interest payments offshore;

●	Environmental controls and permitting;

●	Risks of loss due to civil strife, acts of war, guerrilla activities, insurrection and terrorism, and

●	Other risks arising out of foreign sovereignty over the areas in which the Company’s operations are conducted.

Such risks could potentially arise in any country in which the Company operates. Furthermore, in the event of a dispute arising from such activities, the Company may be subject to the exclusive jurisdiction of courts outside North America or may not be successful in subjecting persons to the jurisdiction of the courts in North America, which could adversely affect the outcome of a dispute.

Commodity forward and option contracts for base metals production.  From time to time the Company may enter into agreements to receive fixed prices on any mineral production to offset the risk of revenue losses if commodity prices decline; however, if commodity prices increase beyond the levels set in such agreements, the Company will not benefit from such increases.

Government regulation.  Operations, development and exploration on the Company’s properties are affected to varying degrees by political stability and government regulations relating to such matters as environmental protection, health, safety and labour, mining law reform, restrictions on production, price controls, tax increases, maintenance of claims, tenure, and expropriation of property.  There is no assurance that future changes in such regulations, if any, will not adversely affect the Company’s operations.

The activities of the Company require licenses and permits from various governmental authorities.  While the Company currently has been granted the requisite licenses and permits to enable it to carry on its existing business and operations, there can be no assurance that the Company will be able to obtain all the necessary licenses and permits which may be required to carry out exploration, development and mining operations for its projects.

Environmental matters.  All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates.  Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees.  There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.  Environmental hazards may exist on the Company’s properties which are unknown to the Company at present which have been caused by previous or existing owners or operators of the properties.

Competition for water and by water shortages.  The Company’s operations require water, and its mines are located in regions where water is scarce. While the Company believes it holds sufficient water rights to support its current operations, future developments could limit the amount of water available to the Company. New water development projects, or climatic conditions such as extended drought, could adversely affect the Company.  There can be no guarantee that the Company will be successful in maintaining adequate supplies of water for its operations.

Dependence on key management personnel.  The Company is dependent on a number of key management personnel, including the services of certain key employees. The Company’s ability to manage its exploration, development, construction and operating activities, and hence its success, will depend in large part on the ability to retain current personnel and attract and retain new personnel, including management, technical and unskilled employees. The loss of the services of one or more key management personnel could have a material adverse effect on the Company’s ability to successfully manage and expand its affairs.

The Company is expecting significant growth in its number of employees as a result of its growth strategy. This growth will place substantial demands on the Company and its management. The Company’s ability to recruit and assimilate new personnel will be critical to its performance.  The Company will be required to recruit additional personnel and to train, motivate and manage its employees. The international mining industry is very active and the Company is facing increased competition for personnel in all disciplines and areas of operation, and there can be no assurance that it will be able to retain current personnel and attract and retain new personnel.

Director and officer conflicts of interest.  Certain of the directors and officers of the Company also serve as directors and/or officers of other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict.  In such case, the Company’s directors and officers comply with conflict of interest provisions in Canadian corporate law, including relevant securities regulatory instruments, in order to ensure that they exercise independent judgment in considering transactions and agreements in respect of which a director or officer has a material interest.

Title to properties.  Although the Company has or will receive title opinions for any properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned.  The Company has not conducted surveys of the claims in which it holds direct or indirect interests and, therefore the precise area and location of the properties may be in doubt.  The Company’s properties may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by unidentified or unknown defects.  The Company has conducted as thorough investigation as possible on the title of properties that it has acquired or will be acquiring to be certain that there are no other claims or agreements that could affect its title to the properties.

Dilution from further equity financing.  If the Company raises additional funding by issuing additional equity securities, such financing may substantially dilute the interests of existing shareholders of the Company and reduce the value of their investment.

Foreign currency.  The Company’s activities and operations in Mexico and Peru make it subject to foreign currency fluctuations. The Company’s operating expenses are primarily incurred in Mexican pesos and Peruvian Sol, and the fluctuation of the US dollar in relation to these currencies will consequently have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

Exploration and development.  Development of the Company’s non-producing properties will only follow upon obtaining satisfactory exploration results that confirm economically recoverable and saleable volumes of minerals and metal.  The business of mineral exploration and development is speculative in nature and involve a high degree of risk, as few properties which are explored are ultimately developed into producing mines.  There is no assurance that the Company’s mineral exploration and development activities will result in any discoveries of reserves of commercial ore.  The long-term profitability of the Company’s operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors.

Substantial expenditures are required to establish resources and reserves through drilling and development and for mining and processing facilities and infrastructure.  Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.

The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company’s control and which cannot be accurately foreseen or predicted, such as market fluctuations, the global marketing conditions for precious and base metals, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection.

Estimation of mineral resources and reserves and precious metal recoveries.  There is a degree of uncertainty attributable to the estimation of resources and reserves and to expected mineral grades.  Mineral resources and mineral reserves may require revision based on actual production experience.  Market fluctuations in the price of metals, as well as increased production costs and reduced recovery rates, may render certain mineral reserves uneconomic and may ultimately result in a restatement of mineral resources and/or reserves.  Short term operating factors relating to the mineral resources and reserves, such as the need for sequential development of ore bodies may adversely affect the Company’s profitability in any accounting period.

Reclamation.  There is a risk that monies allotted for land reclamation may not be sufficient to cover all risks, due to changes in the nature of the waste rock or tailings and/or revisions to government regulations.  Therefore, additional funds, or reclamation bonds or other forms of financial assurance may be required over the tenure of the project to cover potential risks.  These additional costs may have material adverse impact on the financial condition and results of the Company.

Uncertainty of funding.  The Company’s operating cash flow from the Caylloma Mine may not be sufficient to cover the current costs of exploration and development of the Company’s other, non-producing properties.  Exploration and development activities may be dependent upon the Company’s ability to obtain financing through joint venturing, equity or debt financing or other means, and although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the Company will be able to obtain additional financing or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of some of its projects.

Competition.  The mining industry is intensely competitive in all of its phases, and such competition could adversely affect the Company’s ability to acquire suitable resource properties in the future.

Material Mineral Properties

The Company has two material mineral projects, described below.

Caylloma Mine, Peru

The Company owns a 100% interest in the Caylloma Mine, Peru.

The following is the Summary from the report (the “Caylloma Report”) entitled “Technical Review (NI 43-101), Caylloma Project, Peru” dated August 11, 2009 prepared by Richard L. Nielsen, PhD., Steve Milne, P.E. and

Robert L. Sandefur, P.E. of Chlumsky, Armbrust and Meyer, LLC.  The full text of the Caylloma Report is available for viewing on SEDAR at www.sedar.com and is incorporated by reference in this AIF.  Defined terms and abbreviations used herein and not otherwise defined shall have the meanings ascribed to such terms in the Caylloma Report.

At the request of Fortuna Silver Mines Inc. (FSM), Chlumsky, Armbrust and Meyer, LLC (CAM) conducted a technical due diligence review of the updated mineral resources and reserves at the Caylloma Silver Mine, located north-northwest of Arequipa, Peru. CAM's scope of work for this technical review focused on a new model for the Animas Vein and checks of the updated reserve estimation, based on all available data through 31 December 2008, except for the Bateas vein, which includes all data through 31 March, 2009.

The Caylloma property was previously evaluated by CAM in 2005-2006 through a Technical Report dated 2006, when FSM was in the process of acquiring the property. This report constitutes a substantial update of the previous investigation, and includes a revised resource model for the Animas Vein and changes to the previous resources and reserves in the other veins due to changes in metal prices, operating costs, mining of some previous resources and reserves, and new sampling data.

The property was owned by Compañía Minera Arcata, S.A. prior to 2005. The mine was in production by Arcata until early 2003, when it was shut down due to depletion of accessible mineral reserves.  Fortuna Silver Mines Inc. (FSM), formerly Fortuna Ventures Inc., acquired the property in 2005, and placed it into production in September 2006 with a refurbished mill which included separate circuits for silver-lead, for zinc, and later (in 2009) for copper.

Operations at Caylloma are carried out under the name of Minera Bateas S.A.C., a wholly-owned subsidiary of FSM. The current operation exploits the Animas Vein and other polymetallic (Ag-Pb-Zn) veins, rather than the silver-only veins previously exploited by Arcata.

The Caylloma mine is located in the Caylloma Mining District, 225 road-kilometers north-northwest of Arequipa, Peru, and 14 kilometers northwest of the town of Caylloma. It lies at 4,400 to 4,800 meters above sea level in the Peruvian Andes.

The mineral property consists of mineral rights in 3 "acumulaciones" and 26 mining concessions for a total surface area of 8,171.3 hectares. All of the acumulaciones and mining concessions constitute the Unidad Económica Administrativa (UEA) San Cristobal. In addition, FSM owns extensive surface rights.

The host rocks for mineralized veins in the district are volcanic rocks of the upper Miocene Tacaza Group, which lie in angular unconformity over a sedimentary sequence of quartzites and shales of the upper Mesozoic Yura Group. Portions of the property area are covered by a variable thickness of postmineral Plio-Pleistocene volcanic deposits and recent alluvial sediments.

Six major vein systems are recognized in the Caylloma District, all having a general northeast-southwest strike, and mainly dipping to the southeast. The host rocks of the Caylloma vein systems are breccias, lavas and andesitic volcaniclastic units of the Tacaza volcanic group. The Caylloma District is located near the northwestern margin of the Caylloma caldera complex.

The economic mineralization mined in the past come from five of the vein systems, which were all silverrich with low base metal contents. In contrast, the Animas vein system contains polymetallic silver basemetal mineralization, with minor gold credits. The mineralization in all six vein systems occurs in ore shoots which are up to several hundred meters long, with vertical extents ranging up to 300 meters. Width of the veins varies from a few centimeters to 20 meters, averaging about 1.2 meters for the silver veins, and 2.5 meters for the polymetallic veins.

The geology and mineralization controls are well-understood by FSM geologists, who have several years of operations experience.

The mineral resources as of 31 December 2008 (31 March 2009 for the Bateas Vein) have been estimated in eight different veins on the Caylloma property. CAM believes that there is good potential for the discovery of additional resources and reserves on the property. This added potential is present in:

●	Developed veins are open at depth and some potential exists along strike.
●	Undeveloped veins identified on surface or in underground workings where only low-grade mineralization has been encountered at a limited number of exposures.
●	Undiscovered veins on the remainder of the property.

Historically, core drilling has been used at Caylloma to determine the locations of extensions for known mineralized structures, which are followed up by underground drifting and development. Both core samples and underground channel samples are used for resource estimation.

As with most high-grade, multi-metal, vein deposits, local variations in metal content are commonly high and large differences can exist between successive sampling campaigns of the same areas. As a check on analytical accuracy and precision, the mine laboratory, which assays channel samples, uses an elaborate and thorough quality assurance/quality control (QA/QC) series of checks, including standards, blanks, preparation duplicates, pulp duplicates, and re-sampling. Core samples are assayed at ALS Chemex, an independent laboratory, and are subject to equally rigid QA/QC procedures. Separate limits of acceptable deviation in values for silver, gold, zinc, lead and copper are applied, and re-assaying is done whenever the limits are exceeded.

It is CAM's opinion that the QA/QC procedures followed by FSM are thorough and appropriate. CAM believes that the assay database is adequate and appropriate for resource estimation.

On the basis of this review, CAM believes that the databases for the polymetallic veins have been assembled according to accepted practices, and are suitable for use in ongoing mine planning for the life of the operation.

For the polymetallic Animas Central, Animas NE7, Animas NE8, Santa Catalina, Soledad, Silvia and Bateas veins, three dimensional wireframe models were constructed for each vein system and drill hole and channel sample grades were composited to 2.5meters or to the vein width for veins of less than 2.5 meters. Block models were constructed within each wireframe using the DataMine software package with block sizes varying according to vein dimensions and ranging to a maximum size of 5 by 5 by 2.5 meters. Sub-blocking was used as necessary to more precisely reflect actual vein geometry. Metal grades were estimated using ordinary kriging in sectors with channel sample data from stopes and crosscuts, and using inverse distance squared in sectors with only drillhole data. A density factor of 3.00 grams per cubic centimeter has been used for conversion of block volumes to tonnes. Resource classification was based on the number of composite samples used in estimation of the grade for each block with Measured Resources being estimated by 12 to 20 composite samples, Indicated Resources being estimated by 8 to 11 composite samples and Inferred Resources being estimated by 1 to 7 composite samples. An NSR value of US$37.15 was used as the lower cut-off value for the reporting of mineral resources.

For the silver-bearing San Cristobal, San Pedro, San Carlos, La Plata, Cimoide La Plata, Paralela and Ramal Paralela veins, mineral resources were estimated by inverse distance squared methods using density factors ranging from 2.82 to 2.95 grams per cubic centimeter. Classification of resources was based on distance from development workings with Measured Resources being blocks extending up to 25 meters from horizontal or vertical workings, Indicated Resources are those blocks located beyond 25 meters but within 40 meters of development workings, and Inferred Resources being those blocks located at distances of greater than 40 meters from workings.

Mineral resources are given in Table 1-1 (Measured and Indicated) and Table 1-2 (Inferred), both of which exclude mineral reserves. Mineral resources which have been converted to mineral reserves are given in Table 1-3.

Table 1-1
Measured and Indicated Resources, All Veins, Exclusive of Reserves

Category	Tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Cu (%)	Width (m)
Measured Resources	247,070	63	0.31	1.19	2.23	0.11	1.69
Indicated Resources	20,400	71	0.29	1.00	1.40	0.15	2.74
Measured + Indicated Resources	267,470	64	0.31	1.18	2.17	0.11	1.77

Table 1-2
Inferred Resources, all Veins, Exclusive of Reserves

Category	Tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Cu (%)	Width (m)
Inferred Resources	1,279,000	187	0.29	1.92	3.25	-	2.58

Caylloma has been operating normally since October 2006, with mill throughput increasing gradually toward the optimized capacity of 423,600 tonnes per year.

Economic cutoff and dilution factors have been applied to the mineral resource estimates to determine mineable reserves as shown in Table 1-3.

Table 1-3
Diluted Mineable Ore Reserves at Caylloma as of December 31, 2008

Description	Tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)
Silver Veins
Proven	421,320	387	0.83	0.01	0.02
Probable	228,500	369	0.55	0.05	0.09
Total, Silver Veins	649,820	380	0.73	0.02	0.04
Polymetallic Veins
Proven	3,280,100	103	0.52	2.03	3.09
Probable	103,000	426	0.44	1.74	2.41
Total, Polymetallic	3,383,100	113	0.51	2.02	3.07
All Veins
Proven	3,701,420	136	0.55	1.80	2.74
Probable	331,500	387	0.51	0.58	0.81
Total All Veins	4,032,920	156	0.55	1.70	2.58

Underground mining is currently focused on the Animas, Santa Catalina, and Soledad veins. These veins are polymetallic veins, containing silver, gold, lead, zinc and copper mineralization. Production from these veins during the year 2008 was 331, 380 tonnes, or about 950 tonnes per day, of which about 95 percent originated in the Animas vein. The veins are accessed from adits driven from the surface.

In the Animas vein, where vein widths reach up to eight meters, the mining method is mechanized ascending cut-and-fill, using hydraulic deslimed mill tailings as backfill. The Soledad vein is much narrower, and is also mined by cut-and-fill methods, but requires the use of micro-scoops for loading of broken ore. Production from the Soledad vein averaged about 5% of total production. Santa Catalina is also a narrow vein, mined by a shrinkage method.

The milling process consists of conventional crushing and grinding, followed by selective flotation, producing concentrates for lead and zinc. The mill is being modified to raise the capacity from 1,000 tonnes per day to 1,200 tonnes per day of silver and polymetallic vein ores, by the year 2010. The mineralogy at Caylloma is relatively straightforward, and mill recoveries have increased steadily since the 2006 start-up. During the fourth quarter of 2008, recoveries were:

●	Silver 82.4 percent
●	Gold 37.5 percent
●	Lead 93.4 percent
●	Zinc 87.2 percent

In April 2009, subsequent to the effective date of this Technical Report, a copper-recovery circuit was added to the mill.

FSM has signed contracts for all of its lead and zinc concentrates with AYSSA (GLENCORE’s representative in Peru). During 2008, 20,960 wet-tonnes of zinc concentrate and 12,620 wet tonnes of lead concentrate were sold. Transportation of all concentrates from the mine site to the port of Callao is by truck.

CAM's conclusions regarding the mineral resources and reserves at Caylloma are as follow:

1.	It is CAM's opinion that FSM personnel have a clear understanding of the geology and features controlling the distribution of economic-grade mineralization.
2.	Considerable potential exists for discovery of additional resources through exploration on extensions of known mineralized structures on the property.
3.
CAM has reviewed the methods used by FSM to collect information for the resource database and believes that proper practices have been used in sample collection, sample preparation, and assaying. QA/QC procedures followed by FSM were thorough and appropriate. The bulk-density database is satisfactory, but could be improved.

4.
The resource models are constructed according to accepted engineering practice and the acceptability of these models for use in mine planning and financial decisions is confirmed by the reconciliation on the veins with a reasonable amount of production.

5.	Mining and milling operations are relatively straightforward, and do not present unusual challenges for profitable operations at current or foreseeable metals prices.

CAM's recommendations regarding the mineral resources and reserves at Caylloma are as follow:

1.	Continuing exploration is recommended to augment the known resources and reserves.
2.	There are some minor inconsistencies relating to mined out samples which should be reviewed.
3.	Some minor theoretical improvements in statistical and geostatistical analysis are possible. These should be implemented if future reconciliations of reserves versus mill feed are not satisfactory.
4.	The practice of reporting precious-metals assays as Troy ounces per metric tonnes should be discontinued, and these results should be reported as grams per metric tonne.
5.	Continuation of mining and milling operations is recommended, with recovery of copper and continuing optimization of metals recoveries.

San Jose Project, Mexico

The Company owns a 100% interest in the San Jose Project, Mexico.

The following is the Summary from the report (the “San Jose Pre-Feasibility Report”) entitled “NI 43-101 Technical Report, San Jose Project, Oaxaca, México” dated June 9, 2010 prepared by Craig S. Bow, PhD and Gregory Chlumsky, QP-MSSA and Steve L. Milne, PE, of Chlumsky, Armbrust & Meyer, LLC.  The full text of the San Jose Pre-Feasibility Report is available for viewing on SEDAR at www.sedar.com and is incorporated by reference in this AIF.  Defined terms and abbreviations used herein and not otherwise defined shall have the meanings ascribed to such terms in the San Jose Pre-Feasibility Report.

The following information regarding the San Jose Project has been extracted from the San Jose Pre-Feasibility Report.

Introduction

This Pre-Feasibility Study (“Pre-Feasibility Study” or “Report”) of the San José Project (the “Project” or “San José”) has been prepared by Chlumsky, Armbrust & Meyer LLC (“CAM”) at the request of Compañia Minera Cuzcatlán S.A. de C.V. (“CMC”).  This Report was compiled and prepared as a collaborative effort between CAM and CMC, and based on input from a number of technical consultants acting on behalf of CMC.

Table 1-1 displays the list of Technical Consultants that performed geological evaluation, resource estimation, engineering, and design activities, together with evaluations of capital and operating costs in support of the Pre-Feasibility Study.

Table 1-1 Technical Consultants
Area	Company
2009 43-101 Geology	Resource Evaluations, Inc. (REI)
2009 43-101 Resources	Resource Modeling, Inc. (RMI)
Mine	Proyectos y Estudios Mineros-S.A.C. (PEM)
Geotechnical	SVS Ingenieros S.A.C. (SVS)
Metallurgy/Process	Transmin Metallurgical Consultants (Transmin) METCON Research (METCON)
Process Plant	Procesos Mineros Metalúrgicos S.A. de C.V. (PROMIMET)
Tailings	SVS Ingenieros S.A.C. (SVS)
Water Supply	Ingeniería de Control Ambiental y Saneamiento S.A de C.V. (ICAYS)
Power/Substation	Soto Ortega Ingenieros S.A. de C.V. (SOI)
Environmental/Social	Clifton Associates Ltd. (Clifton)

Location and Access

The San José Project is located in the central portion of the state of Oaxaca, Mexico (Latitude 16° 41’39.10”N, Longitude 96°42´06.32”W; UTM coordinates (NAD27, UTM Zone14N).745100E, 1846925N).

The Project location is approximately 47 kilometers by road south of the city of Oaxaca, a city of 460,000 inhabitants, which lies 470 kilometers southeast of Mexico City. The mine is located approximately 0.8 kilometers east of Federal Highway 175, the major highway between Oaxaca and Puerto Angel on the Pacific coast. The nearest large population center to the property is the town of Ocotlán de Morelos, which has approximately 25,000 inhabitants and lies 12 kilometers north of the Project site.

The Project site and surrounding area is characterized by rolling hills and plains. The concessions are located at elevations between 1,540 and 1,675 meters above sea level (San Jose) and 1640 to 1840 meters (Taviche) The vegetation is grassland and thorn-bush typical of dry tropical savannah.

The climate is of “tropical wet-and-dry savannah” type, and is compatible with year-round mining operations. The average annual precipitation is 500 to 750 millimetres.

Geology and Resources

Geology and Mineralization

The San Jose Project occurs within the “Oaxaca Terrane,” one of a series of structurally-bounded, lithostratigraphic blocks in southern Mexico distinguishable on the basis of its diagnostic stratigraphy, structural patterns, and tectonic history. Basement rocks in the vicinity of San Jose comprise Proterozoic-age amphibolite to granulite facies migmatite and gneiss, overlain by a sequence of Mesozoic and Tertiary sedimentary and volcanic rocks. Bedrock in the project area is dominated by sub-horizontal andesitic to dacitic volcanic and volcaniclastic rocks of Tertiary age. These units have been cut be north- and north-northwest-trending extensional faults.

Silver and gold mineralization in the Trinidad deposit is hosted by steeply dipping hydrothermal breccias, crackle breccias and sheeted or stockworked quartz/carbonate veins emplaced along north and north-northwest trending, east-northeast dipping faults. The “east side down” faults exhibit dip-slip motion with cumulative displacements of up to 300 meters recorded between the footwall and the hanging wall of the mineralized structural corridor. The mineralized structural corridor extends for greater than three kilometers in a north-south direction and has been subdivided into the Trinidad deposit area, and the San Ignacio area. The Mineral Resource and Reserve estimates described in this report are located in the Trinidad deposit area. The major vein systems recognized in the Trinidad deposit area are identified as the Trinidad, Fortuna and the Bonanza structures. In addition, a prominent zone of mineralized sheeted and stockwork quartz/carbonate veins has been identified in the zone between the Trinidad and Bonanza vein systems. Drilling has defined the Trinidad and Bonanza vein systems over a strike length of approximately 700 meters.

Minerals of economic interest are mainly acanthite and silver-rich electrum. These occur with pyrite in distinctively banded crustiform-colloform veins with quartz, chalcedony, calcite and local adularia. Sulfide contents typically are low, from less than 1 to 5 percent of the rock in the upper portion of the deposit, to somewhat higher at depth, where sphalerite, galena and chalcopyrite appear. Hydrothermal alteration includes regional propylitic alteration of the volcanic host rocks, grading to proximal alteration zones consisting of quartz, illite, illite/smectite, Fe-carbonates, and pyrite around the mineralized zones. The Trinidad Ag/Au deposit has been assigned to the low-sulfidation epithermal deposit classification.

Resources

The mineral resources cited in this report were originally estimated by Mr. Michael J. Lechner, President of Resource Modeling Inc. (“RMI”) in a 2009 43-101-compliant Technical Report. Inverse distance powers of two or three were selected to estimate block silver and gold grades within wireframe solids. CAM has reviewed input and methodology, and concurs fully with the cited indicated and inferred resources.

The estimated blocks were classified into Indicated and Inferred mineral resource categories based on several criteria. Indicated resources were restricted to the four primary veins (Bonanza, Trinidad, Fortuna, and Paloma) provided that the blocks were within a specified distance from a required number of drill holes. Those criteria include: 1) at least three drill holes within 33 meters, or 2) two drill holes within 23 meters, or 3) one hole within 13 meters of the four primary veins. All remaining estimated blocks inside of the various wireframes were classified as Inferred resources based on the currently understood geologic continuity of the mineralized structures. Additional drilling would be required to determine if those Inferred resources could be upgraded to an Indicated status.

Mineral resources were tabulated using a silver equivalent cutoff grade that incorporates metal prices and recoveries. The parameters used to calculate the silver equivalent grade are summarized in Tables 1-2.

Table 1-2 Silver Equivalent Parameters
Parameter	Value
Silver Price, USD per troy ounce	$13.75
Gold Price, USD per troy ounce	$856.16
Silver Recovery	92.5%
Gold Recovery	91.5%

The expressions for calculating the silver equivalent grade is:
AgEq = Ag + Au * (($856.16/13.75)*(91.5/92.5)) or AgEq = Ag + Au * 61.6

Mineral Resources at a 150 g/t AgEq cutoff grade are shown in Table 1-3 with Indicated and Inferred Resources at various cutoffs shown in Tables 1-4 and 1-5.

Table 1-3 Mineral Resources at a 150 g/t AgEq Cutoff Grade
Resource Category	Tonnes (x 1000)	AgEq (g/t)	Ag (g/t)	Au (g/t)	Contained Metal
					AgEq oz (x 1000)	Ag oz (x 1000)	Au oz (x 1000)
Indicated	2,690	435	295	2.27	37,596	25,504	196
Inferred	2,411	392	262	2.11	30,357	20,293	164

Table 1-4 Indicated Mineral Resources at Various Cutoffs
AgEq Cutoff (g/t)	Tonnes (x 1000)	AgEq (g/t)	Ag (g/t)	Au (g/t)	Contained Metal
					AgEq oz (x 1000)	Ag oz (x 1000)	Au oz (x 1000)
50	4,636	292	196	1.56	43,465	29,163	232
75	4,018	327	220	1.74	42,231	28,422	224
100	3,478	364	246	1.92	40,725	27,486	215
125	3,043	400	271	2.10	39,153	26,497	205
150	2,690	435	295	2.27	37,596	25,504	196
175	2,370	471	321	2.45	35,930	24,429	187
200	2,102	508	346	2.63	34,314	23,382	177
225	1,883	542	370	2.79	32,823	22,416	169
250	1,685	578	396	2.96	31,315	21,433	160

Table 1-5 Inferred Mineral Resources at Various Cutoffs
AgEq Cutoff (g/t)	Tonnes (x 1000)	AgEq (g/t)	Ag (g/t)	Au (g/t)	Contained Metal
					AgEq oz (x 1000)	Ag oz (x 1000)	Au oz (x 1000)
50	4,020	272	181	1.48	35,199	23,389	192
75	3,497	304	202	1.65	34,151	22,735	185
100	3,074	334	222	1.80	32,963	21,988	178
125	2,681	366	244	1.97	31,545	21,061	170
150	2,411	392	262	2.11	30,357	20,293	164
175	2,137	421	282	2.26	28,922	19,351	155
200	1,883	452	304	2.41	27,393	18,379	146
225	1,696	479	321	2.56	26,113	17,522	140
250	1,545	503	337	2.69	24,958	16,747	133

Mining and Mineable Reserves

Mine planning studies were based on an escalating production schedule from 750 to 1500 tonnes per day (t/d). The PEM minable reserve study, dated March 2010, is based on the first two and a half (2.5) years at 750 t/d, then increasing to 1,000 t/d for two more years, and finally increasing to 1,500 t/d for the balance of the reserve.

Cutoff Grade

The economic portion of the resource is typically determined by the application of a breakeven cutoff grade, or value, that considers the total operating costs (variable and fixed mine, process plant and administration costs).

The total operating costs are then formulated into an algorithm that also considers: metal price(s), process recovery(s), applicable royalties, and forward costs for concentrate freight, insurance, smelting and/or refining. These parameters are then equated to determine the minimum grade, grade equivalent, or value of metal(s) that will need to be mined in order to cover these total operating costs. The cutoff grade may also be expressed as a revenue value (US$ per tonne), that equals the total operating costs.

At the San José Project there will be two payable metals – silver and gold, with silver being the predominant metal. Therefore, it would be easier to express the breakeven cutoff as a silver equivalent grade, or as a minimum net smelter return (NSR) value of the smelted concentrate, expressed in US$ per tonne of ore, which covers the total operating cost. The following basic algorithm illustrates the typical relationship, between the various parameters, to calculate at the breakeven cutoff silver equivalent grade:

If the breakeven cutoff is expressed as a value (typically an NSR in US$ per tonne ore), this value can then be compared to the sum of the mine, mill, G&A, and forward unit operating costs. The NSR value must equal, or exceed, the on-site total operating costs for the block, or stope, tonnes to be economically viable and included in the minable reserve.

The parameters in Tables 1-6 and 1-7 were utilized to estimate the silver equivalent breakeven cutoff grade for production rates of 750, 1000, and 1500 t/d.

Table 1-6 Estimated Total Operating Costs (US$ per tonne)
Production Rate	750 t/d	1,000 t/d	1,500 t/d
Mining, US$ per tonne	25.42	22.89	19.82
Processing, US$ per tonne	14.26	12.00	9.41
G&A US$ per tonne	10.06	7.55	5.03
Total Operating Cost	49.74	42.44	34.26

Table 1-7 Other Operating Parameters
Item	Value
Process Recoveries
Gold (%)	90
Silver (%)	88
Metals Prices
Gold (US$ per ounce)	897.51
Gold (US$ per gram)	28.85
Silver (US$ per ounce)	15.12
Silver (US$ per gram)	0.4861
Credits
Au Credit Factor	1.55
Forward Costs
Freight, Marketing, etc	1.96, US$ per tonne of ore
Smelting/Refining	23.68, US$ per tonne of ore

Applying the above parameters provides the following breakeven silver equivalent grade for the initial 750 t/d production rate:

The corresponding breakeven cutoff grades for production rates of 1,000 t/d and 1,500 t/d are 103 grams AgEq and 90 grams AgEq per tonne.

Typically, this breakeven cutoff grade is used to identify the economic portion of the measured and indicated resource. Minable shapes (stopes) are then applied to the economical portion of the resource model. This shape may include some sub-economic material that must be taken in the mine planning and stoping process, which is included as internal dilution. In addition, some of the economic blocks may have to be dropped due to their location outside of the mining shapes, or because they would require excessive development to access and prepare the block for mining. This may decrease the minable portion of the resource recovery. Since no “Measured” resources have yet been delineated, all minable reserves tabulated in this report have been based on “Indicated” resources, and as such, are classified as “Probable” reserves.

Mining Recovery

The anticipated method for mining the veins at the San José Project is mechanized cut and fill, utilizing backfill from process tailings combined with waste generated from within the mine and from the surface. This mining method is very selective and generally allows for a high percentage recovery of the ore. Based on a review of the vein cross sections, the ore loss due to irregularities in the vein walls would typically be estimated at two percent. An additional two percent would be estimated for pillars left around stope openings, and six percent for planned sill pillars at the bottom of each stope, for a total ore loss of around ten percent, indicating an average mining recovery of 90 percent (10 percent loss).

Mining Dilution

Internal waste dilution from expanding the vein widths to minimum mining widths in the stope design process, and waste included in the drillhole compositing process has already been accounted for in the resource block model preparation.

External waste in the mining process originates from three principal sources; 1) irregularities in the vein walls, both horizontally and vertically, 2) miners over-drilling in the stope, both in the ribs and the back, and 3) mucking up backfill from the floor. Typically, irregularities in the vein walls generally account for about two percent of the dilution. Over-drilling by the miners typically adds another three percent. Another five percent typically results from loader operators mucking up waste backfill from the floor during the ore loading phase. An average total external dilution of approximately 15 percent would normally be estimated for the average mining widths of the veins at the San José Project. Typically, all dilution would be considered to be at zero grade.

Minable Reserves

After the application of a breakeven cutoff grade and factors for mining recovery and mining dilution, the minable reserves calculated by PEM for mining all of the deposit at production rates of 750, 1000 and 1500 t/d, are presented in the following Table 1-8.

Table 1-8 Minable Reserves (Probable)
Mining Rate	Tonnes	Ag (g/t)	Au (g/t)	AgEq (g/t)
750 t/d	914,405	188	1.7	288
1,000 t/d	735,279	187	1.5	277
1,500 t/d	1,866,144	221	1.6	320
Total	3,515,828	205	1.6	303

Metallurgy

Six-stage locked-cycle flotation tests were conducted on composite samples to determine final concentrate grades and recoveries to be expected in a continuous commercial operation where interim flotation products as well as reclaimed water are recycled. The locked-cycle flotation tests were conducted utilizing to the following process approaches:

a)	The scheme of reagents and dosages of flotation reagents specified by Transmin achieved an overall grind size of 80 percent passing 105 microns.

b)	The scheme of reagents, dosages of flotation reagents and two stages of grind process specified by METCON achieved an overall grind size of 80 percent passing 74 microns.

c)	The scheme of reagents, dosages of flotation reagents, two stages of grind process and Flash Flotation procedures specified by METCON achieved an overall grind size of 80 percent passing 74 microns.

The metallurgical data and results achieved are summarized in Table 1-9.

Table 1-9 Locked Cycle Flotation on VC02 Composite Sample Summary of Results
Locked Cycle Process	Concentrate Grade (g/t)		Recovery (%)
	Au	Ag	Au	Ag
Transmin Process Flow Sheet	65	5,621	87.67	86.12
METCON Research Flow Sheet using Two Stages of Grind	74	6,676	89.84	87.56
METCON Research Flow Sheet using Two Stages of Grind & Flash Flotation	71	6,256	90.63	89.50
Remarks: (1) Average Metallurgical Results of the Last Three Cycles

The METCON flowsheet test data has been selected as the basis for the process plant design and metal recoveries. CMC has decided to use a simple circuit with a single stage of grinding without flash flotation. This circuit with pyrite depression and reagent optimization has been demonstrated to produce gold recoveries of 88 percent and silver recoveries of 90 percent with concentrate grades of 65g/t gold and 7,000 g/t silver, which are considered more than reasonable taking into account the lower capital cost. The reason for the slightly lower gold grades and recoveries and higher silver grades in the concentrate is due to pyrite depression. The values noted above are those used in the Financial Model of this report.

The option for the addition of a regrind circuit with flash flotation remains available to the Project if desirable and cost effective.

Process Description

The San José concentrator facilities have been designed to process a gold and silver ore from the ore zones and produce a bulk concentrate. The concentrate will carry enriched values of silver and gold. Acanthite and electrum carry the values in the ore, and recovered with the bulk minerals. Table 1-10 displays the general characterization and the average bulk grade of the ore that the concentrator will process throughout the life of the Project.

Table 1-10 Ore Characterization and Bulk Grade
Characteristics	Units	Value
Maximum Feed Size	mm	300
Average F80	mm	159
Percent Moisture	%	3
Percent Moisture Maximum	%	5
Apparent Density	g/cm3	2.55
Au Grade	g/t	1.6
Ag grade	g/t	205
Concentrate Grade Au	g/t	65
Concentrate Grade Ag	g/t	7000
Au Recovery	%	90
Ag Recovery	%	88

The gold and silver minerals are finely disseminated throughout the ore. Size reduction of the run-of-mine (ROM) ore is completed in a series of steps that includes crushing, followed by grinding in a water slurry to a P80 of 74 microns (200 mesh). At this particle size, the majority of the gold and silver minerals are sufficiently liberated to allow recovery into flotation products.

The recovery of the valuable minerals is completed using differential froth flotation. Associated silver and gold minerals are recovered from the ore, while the final waste product reports to the mine hydraulic backfill and the tailing pond.

Infrastructure

A full range of services and supplies required to support the Project is available within a radius of 100 kilometers from the Project Site. Major seaports capable of providing services to the Project as needed are Salina Cruz on the Pacific Ocean and Veracruz on the Atlantic Ocean.

Electrical Power Supply

The electrical power for the San Jose Project will be supplied from the existing electrical grid system, which is administered by the Comision Federal de Electricidad (CFE). A 115-thousand volt (kV) transmission line passes within less than 50 meters of the proposed Project Main Substation. The 115-kV transmission line will pass through a new switching substation, installed adjacent to the Main Substation.

Water Supply

CMC has calculated a sufficient supply for fresh (makeup) water from the following sources:

●	Effluent from the Water Wastewater Treatment Facility (WWTF) at the municipality of Ocotlán de Morelos, Oaxaca;

●	Incident precipitation collected on the surface area of the Tailings Management Facility (TMF), and

●	Contingency source: Extraction and treatment of water from the Rio Atoyac, through the water treatment plant at the municipality of Ocotlán de Morelos, Oaxaca.

Support Facilities

Non process facilities for the Project will include newly constructed buildings for mine operations, Project staff and management offices, and metallurgical testing activities. Other service buildings will include warehousing, a clinic/security/fire station, and a cafeteria. A fueling station and a weighing station will also be included in the support facilities.

Tailings Management Facilities

A conventional slurry tailings facility will be developed at the San Jose Project to accommodate 5 million tonnes of tailings during the mine life. Sixty five percent of the tailings from the milling process will be deposited at a rate of 750 t/d in the first two and a half (2.5) years of operation, 1000 t/d for the next two years, and 1500 t/d until the end of the operations.

Probabilistic seismic hazard analyses (PSHA) were performed for the Project site. The results of the stability analyses indicated that all of the embankments would have factors of safety greater than the minimums prescribed by international standards.

Environmental Aspects

Environmental activities conducted for the San Jose Project were performed by several consulting groups. Clifton Associates LTD was responsible for developing the Environmental Impact Assessment (EIA), using the information collected during baseline study development for the environmental and social areas. Consulting firms involved in baseline development included: (1) Clifton Associates LTD (Environmental Baseline Studies including Soils, Vegetation, Wildlife, Noise, Air Quality, etc.); Water Management Consultants (Groundwater evaluation); (3) Independent University San Luis Potosí (Water Resources); and (4) Ingenieria de Control y Saneamiento (ICAYS SA de CV), (Water Project).

The San Jose Project has a total surface area of 92 hectares (ha).

Background information has been collected and initial studies have been performed in the areas of air quality; noise and vibration control; surface and groundwater resources; and water quality.

An initial evaluation has been conducted and a preliminary mitigation plan has been developed with regard to potential impacts to the groundwater system in that area of the Project. In addition, a detailed water management system will be developed to assure responsible use of water to support the operations without impacting communities and households in the vicinity of the mine.

A wildlife survey was conducted to evaluate the different species present in the environmental surroundings of the proposed Project. A total of 94 species of fauna were described according to their taxonomic group. None of the wildlife species observed or otherwise noted to be present in the area during the survey is designated as threatened, vulnerable or at risk.

The vegetation of the area is classified as an evergreen Tropical Forest (Annex IV.29 Classification of the Rzedowski vegetation) with predominating species having humidity limitations (Rzedowski, 1978). The baseline sampling program identified a total of 68 species of vegetation pertaining to 31 Families. One species, Echinocactus platycanthus, was found in the primary tailings disposal area and is considered to be a threatened species.

The primary impact of the mining operation on the vegetation community of the area will be associated with disturbances in the tailings storage areas and the facilities area. Disturbed areas not occupied with permanent facilities (processing mill, shops, etc.) will be stabilized using native plant materials produced on site in a greenhouse facility. In addition, mine closure will consist of removing facilities not deemed necessary to support communities and the capping of the tailings storage facilities. A reforestation program will be initiated to re-establish the natural ecosystem in these reclaimed areas using native species promulgated in an on-sight greenhouse facility. Appropriate management consisting of weed control and fire protection will be established.

Soil materials will be removed from all areas to be disturbed during the construction period and stored in appropriate locations. Salvaged topsoil material will be used to achieve contemporaneous reclamation of disturbed sites not scheduled for future impact. In addition, the tailings storage facilities will be capped with a layer of soil and planted with vegetation, which will reduce movement of water into the tailings.

Waste rock generated during expansion of the underground mine and/or currently stored on site will be used to fill old mine workings constructed during previous operations or new workings as mining progresses. The chemical composition of the waste rock is not expected to cause significant water quality issues in the mine or in adjacent groundwater.

The cumulative impact evaluation for the Project indicated that no other projects exist in the area that will contribute to impacts of air quality and water resources. As the Project progresses, the situation will be monitored to assess whether additional projects are discovered or initiated in the area. If other impacts are found, an appropriate cumulative impact evaluation will be developed.

An environmental management plan will be developed that includes the major components including: water management, tailings management, waste rock management, soil management, revegetation and reforestation, waste and sewage management, and air quality. In addition, a detailed monitoring program has been outlined for all components of the ecosystem.

A reclamation and closure plan has been outlined that provides a reasonable approach for the final reclamation and closure of the site.

Social Aspects

The development of the San Jose Project is achieving a positive impact on the local community. Community relations are being developed to promote communication and participation with community leaders, authorities and inhabitants. The Project supports social development for local inhabitants, avoiding migration of the local population to large metropolitan areas. The major social objectives of the San Jose Project are to use the available manpower of the region, to create a relatively large number of stable jobs and to improve the quality of life of the population. Also, the Project is expected to promote environmental stewardship, while establishing agreements at the community level to develop activities to improve soil protection, and the construction of a dam to retain runoff water for use in agriculture.

The planning, implementation, coordination and pursuit of the community policies are the responsibility of the Company’s Community Relations Department. The objectives of the Company Community Relations Policy are: (1) To develop and to implement mechanisms, procedures, plans and strategies that respect the dynamics of local communities with consideration for the norms and laws; (2) To generate dialog and interaction with the communities, that allow their participation in the decisions that impacted the community; (3) To work with the local communities to maximize the development of cultural and education programs that maximize the opportunities for their development; and (4) To communicate with the local communities with regard to potential impacts of the operation on the environment. Discussions will identify the potential environmental effects, positive and negative, of the San Jose Project and the activities of the company in the different stages of development. The procedures for mitigating potential impacts will be provided along with procedures for monitoring the status of mitigation.

Estimated Capital Cost

The capital cost estimate for the San José Project at a production rate of 750 tonnes per day (t/d) is US$ 55.71 million based on costs compiled in the fourth quarter of 2009. The exchange rate used for conversion from Mexican Pesos to United States dollars was 13 $MXN = US$1.00.

The capital cost summary is presented in Table 1-11 and reflects a level of accuracy of plus or minus 25 percent.

Table 1-11 Capital Cost Summary
Area	Estimate (US$ x 1,000)	Contingency (%)	Contingency (US$ x 1,000)	Total with Contingency (US$ x 1,000)
Mine Preparation and Development	9,914	20%	1,983	11,896
Concentrator	16,664	15%	2,500	19,164
Auxiliaries	4,002	15%	600	4,602
Tailings Pond	3,224	15%	484	3,707
Wastewater Treatment Plant (Ocotlán de Morelos)	698	5%	35	733
Pipeline from Ocotlán de Morelos to San José	1,307	5%	65	1,373
Water Treatment Plant at San Jose	664	5%	33	697
Substation115 KV – CFE	1,458	5%	73	1,530
Substation 5.0 MVA	1,011	5%	51	1,062
Freight	239	20%	48	287
Engineering, Design and Project Management	2,732	3%	82	2,814
Construction Management	2,326	3%	70	2,396
Travel for Equipment Inspections and Miscellaneous Activities	56	3%	2	58
CMC Supervision	2,466	3%	74	2,540
Community Activities & Other	1,350			1,350
Misc. Owner Costs	1,500			1,500
Total Capital Cost	49,611		6,098	55,710

1,000 tpd CASE

CMC has provided the following estimate of additional capital required to increase the ore and process plant production rates from 750 to 1,000 tonnes per day in year 3 of operation:

●	Mine	US$27.018 million
●	Process Plant	US$2.508 million
●	Other	US$2.350 million
Total		US$31.876 million

This increase would result in a Total Capital Cost of US$87.59 million.

1,500 tpd CASE

CMC has provided the following estimate of additional capital required to increase the ore and process plant production rates from 1,000 to 1,500 tonnes per day in year 6 of operation:

●	Mine	US$ 7.122 million
●	Process Plant	US$ 7.020 million
●	Auxiliaries	US$1.000 million
●	Tailings Facility	US$7.044 million
●	EPCM	US$1.193 million
●	CMC Supervision	US$0.442 million
●	Other	US$4.350 million
Total		US$28.170 million

This increase would result in a Total Capital Cost of US$115.76 million.

Estimated Operating Cost

The overall operating costs are summarized in Table 1-12 and are based on a total of 3.516 million tonnes of ore milled over the mine life with an average of 22,500 tonnes per month or 750 tonnes per day. Table 1-12 also shows the proposed operating costs for the expansions to 1,000 tpd with an average of 30,000 tonnes-per-month then to 1,500 tpd with an average of 45,000 tonnes per month.

Table 1-12 Overall Estimated Operating Cost
Area	No. of Personnel (750 tpd)	US$ per Month (750 tpd)	US$ per Tonne Milled (750 tpd)	US$ per Tonne Milled (1,000 tpd)	US$ per Tonne Milled (1,500 tpd)
Geology and Exploration	12	31,102	1.382	1.04	0.69
Mine	199	571,950	25.42	22.89	19.82
Plant	74	320,850	14.26	12.00	9.41
Security and Environment	12	24,376	1.083	0.813	0.542
Community Relations	7	20,671	0.919	0.689	0.459
Administration and Finance	23	116,356	5.171	3.879	2.586
General Management	4	33,667	1.496	1.122	0.748
Property and Concessions	-	376	0.017	0.013	0.009
Totals	331	1,119,330	49.743	42.44	34.26

Financial Analysis

Based on the total of 3.516 million tonnes contained in the mineable Probable Reserves, a project life of approximately nine years is proposed. The estimates of metal production, capital costs and operating costs are combined in the discounted cash flow evaluation. The economic evaluation is treated on a project basis using a silver price of US$15.12 per troy ounce and a gold price of US$897.51 per troy ounce. All applicable mineral extraction taxes have been allowed for in the cash flow analysis.

The results of the cash flow evaluation are summarized in Table 1-13 showing life-of-mine totals.

Table 1-13 Economic Evaluation Summary
Item	Units	Value
Payable Silver	Ounces (Millions)	19.40
Payable Gold	Ounces (Thousands)	155.13
Free Cash Flow (After-tax)	US$ (Millions)	95.1
Pre-tax NPV @8%	US$ (Millions)	46.0
After-tax NPV@8%	US$ (Millions)	36.3
Pre-tax IRR	%	19.5%
After-tax IRR	%	17.8%

It should be noted that the Financial Analysis is performed utilizing only Indicated Mineral Resources, which have been converted to Probable Reserves; however, Inferred Resources such as those indicated in Table 1-14, which are not in the model, can potentially have an impact on the Project economics and the life of the mine.

Table 1-14 Inferred Mineral Resources at Various Cutoffs
AgEq Cutoff (g/t)	Tonnes (x 1000)	AgEq (g/t)	Ag (g/t)	Au (g/t)	Contained Metal
					AgEq oz (x 1000)	Ag oz (x 1000)	Au oz (x 1000)
50	4,020	272	181	1.48	35,199	23,389	192
75	3,497	304	202	1.65	34,151	22,735	185
100	3,074	334	222	1.80	32,963	21,988	178
125	2,681	366	244	1.97	31,545	21,061	170
150	2,411	392	262	2.11	30,357	20,293	164
175	2,137	421	282	2.26	28,922	19,351	155
200	1,883	452	304	2.41	27,393	18,379	146
225	1,696	479	321	2.56	26,113	17,522	140
250	1,545	503	337	2.69	24,958	16,747	133

A series of sensitivity analyses were undertaken to determine which parameters most effected the NPV and IRR of the Project on an after tax basis.

Figure 1-1 reflects the effects on After-tax NPV@8 percent while varying combined gold and silver prices and Figure 1-2 reflects the effects while varying the gold and silver prices independently.

100,000
80,000
60,000
40,000
20,000
-
(20,000)
(40,000)
US$ 000
-30%
-20%
-10%
0
10%
20%
30%
Gold Price Variance
Silver -30%
Silver -20%
Silver -10%
Silver 0%
Silver +10%
Silver +20%
Silver +30%

Figure 1-1
Sensitivity of After-tax NPV@8% to Gold and Silver Price (Combined)

80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
-
(10,000)
(20,000)
US$ 000
-30%
-20%
-10%
0
10%
20%
30%
Gold Price
Silver Price

Figure 1-2
Sensitivity of After-tax NPV@8% to Gold and Silver Price (Independent)

On a total Project basis the internal rate of return (IRR) is 19.5 percent before tax and 17.8 percent after taxes.

Figure 1-3 reflects the effects on IRR while varying combined gold and silver prices and Figure 1-4 reflects the effects while varying the gold and silver prices independently.

35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
-5.0%
-10.0%
-30%
-20%
-10%
0
10%
20%
30%
Gold Price Variance
Silver -30%
Silver -20%
Silver -10%
Silver 0%
Silver +10%
Silver +20%
Silver +30%

Figure 1-3
Sensitivity of IRR to Gold and Silver Price (Combined)

30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
-30%
-20%
-10%
0
10%
20%
30%
Gold Price
Silver Price

Figure 1-4
Sensitivity of IRR to Gold and Silver Price (Independent)

DIVIDENDS

The Company has not paid any dividends on its common shares nor does it intend to pay any dividends on its shares in the immediate future as management anticipates that all available funds will be invested to finance further acquisition, exploration and development of its mineral properties.

DESCRIPTION OF CAPITAL STRUCTURE

The Company’s authorized share capital is an unlimited number of common shares without par value.  All common shares of the Company rank equally as to dividends, voting powers and participation in assets and in all other respects.

Voting.  The holders of common shares are entitled to receive notice of, attend and vote at any meeting of the shareholders of the Company.  Each common share carries one vote per share.

Dividends.  The holders of common shares are entitled to receive on a pro-rate basis such dividends as the Board of Directors from time to time may declare, out of funds legally available therefor.

Rights on Dissolution.  In the event of a liquidation, winding-up or dissolution of the Company, whether voluntary or involuntary or for the purpose of a reorganization or otherwise or upon any distribution of capital, the holders of the common shares have the right to receive on a pro-rata basis all of the assets of the Company remaining after payment of all of the Company’s liabilities.

Pre-emptive, Conversion and Other Rights.  No pre-emptive, redemption, sinking fund or conversion rights are attached to the common shares, and the common shares, when fully paid, will not be liable to further call or assessment.  No other class of shares may be created without the approval of the holders of the common shares.

MARKET FOR SECURITIES

The Company’s common shares were listed and posted for trading on the TSX Venture Exchange (“TSXV”) until January 18, 2010 when the Company graduated to the Toronto Stock Exchange (“TSX”).  The Company’s shares currently trade on the TSX under the symbol “FVI”, on the Lima Stock Exchange in Peru under the symbol “FVI”, and on the Frankfurt Open Market, the unofficial market organized by Deutsche Börse in Germany, under the symbol “F4S”.

Trading Prices and Volume

The following table provides the high and low prices and volume for the Company’s shares as traded on the TSX (and prior to January 18, 2010, on the TSX Venture Exchange) during the fiscal year ended December 31, 2010:

Period	High ($)	Low ($)	Volume
December 2010	4.82	4.12	17,541,245
November 2010	4.61	3.56	15,243,056
October 2010	3.82	3.03	8,571,529
September 2010	3.45	2.56	14,075,823
August 2010	2.69	2.08	4,651,987
July 2010	2.22	1.85	3,659,646
June 2010	2.36	1.95	5,984,807
May 2010	2.55	1.90	10,427,216
April 2010	2.85	2.12	13,981,205
March 2010	2.85	2.25	11,796,997
February 2010	2.75	2.18	10,039,375
January 2010	3.01	2.12	12,811,837

DIRECTORS AND EXECUTIVE OFFICERS

Name, Occupation and Shareholding

The Board of Directors presently consists of seven directors.  Each director will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the British Columbia Business Corporations Act.

The following are the full name, place of residence, position with the Company, and principal occupation within the preceding five years of each of the directors and executive officers of the Company:

Name, Position and Residency (1)	Principal Occupation or Employment (1)	Period as a Director of the Company
JORGE GANOZA DURANT President, Chief Executive Officer & Director Lima, Peru	President & CEO of the Company, January 2006 to present; Vice-President, Business Development of the Company, December 2004 to January 2006.	December 2, 2004 to present
SIMON RIDGWAY Chairman and Director British Columbia, Canada	Chairman of the Company, March 2006 to present; President & CEO of Radius Gold Inc. (mineral exploration), over five years.	January 25, 2005 to present
MICHAEL IVERSON (3) (4) Director British Columbia, Canada	Chairman & CEO of Niogold Mining Corporation (mineral exploration); President of Triple K Ventures Inc. (private management).	March 30, 1998 to present
TOMAS GUERRERO (2) (3) Director Lima, Peru	President of BO Consulting SA (geological engineering).	July 15, 2005 to present
MARIO SZOTLENDER (2) (3) (4) Director Caracas, Venezuela
Independent Consultant and Director of several public mineral exploration companies; President of Rusoro Mining Ltd. (mineral exploration), November 2006 to August 2007; President of Mena Resources Inc. (mineral exploration), April 1996 to March 2007.
June 16, 2008 to present
ROBERT GILMORE (2) (4) Director Colorado, USA
Certified Public Accountant; Independent Financial Consultant; Director of Eldorado Gold Corporation (mining), over five years.  Director of Layne Christensen Company (drilling, water treatment & construction services and products, and natural gas producer), January 2009 to present.
June 23, 2010 to present
JEFFREY FRANZEN Director British Columbia, Canada	President of Franzen Mineral Engineering Limited (geological engineering), over five years.	July 28, 2010 to present
LUIS GANOZA DURANT Chief Financial Officer Lima, Peru	Chief Financial Officer of the Company, June 2006 to present; Treasurer and then Controller of Minera Atacocha SA (mining), May 2002 to May 2006.	N/A

Name, Position and Residency (1)	Principal Occupation or Employment (1)	Period as a Director of the Company
JORGE GANOZA AICARDI Vice-President, Operations Lima, Peru	Vice-President, Operations of the Company, over five years.	N/A
MANUEL RUIZ-CONEJO Vice-President, Business Development Lima, Peru	Vice-President, Business Development of the Company, February 2008 to present; Chief Operating Officer of Minera Atacocha SA (mining), March 2005 to December 2007.	N/A
THOMAS VEHRS Vice-President, Exploration Colorado, USA	Vice-President, Exploration of the Company, September 2006 to present; Consulting Geologist, April 2001 to September 2006.	N/A
CESAR PERA Vice-President, Human Resources Lima, Peru
Vice-President, Human Resources of the Company, August 2010 to present; Partner, Hrlatam (human resources), January 2009 to July 2010; Vice-President, Administration and Human Resources, Pacifico Grupo Asegurador (insurance), September 2006 to December 2008.
N/A

Notes:
(1)	The information as to country of residence, principal occupation, and shares held is not within the knowledge of the management of the Company and has been furnished by the respective nominees.
(2)	Member of the Audit Committee of the Company.
(3)	Member of the Compensation Committee of the Company.
(4)	Member of the Corporate Governance and Nominating Committee of the Company.

As at the date hereof, the directors and executive officers of the Company beneficially own, directly or indirectly, or have control or direction over, an aggregate of 802,271 common shares of the Company, representing approximately 0.65% of the issued shares of the Company.

Cease Trade Orders or Bankruptcies

As at the date of the AIF and during the 10 years prior to the date of the AIF, none of the directors or officers of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)	is or has been a director or executive officer of any company (including the Company), that while that person was acting in that capacity:

(i)
was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, other than Simon Ridgway and Mario Szotlender who are directors of a company that was the subject of a cease trade order for a period of more than 30 consecutive days from each of the BC Securities Commission and the Alberta Securities Commission.  The cease trade orders were issued as a result of that company’s failure to file its annual financial statements within the prescribed deadline, and upon the company’s filing of the outstanding documents, such orders were revoked.  In addition, the United States Securities and Exchange Commission (“SEC”) revoked this company’s registration under Section 12(g) of the Securities Exchange Act of 1934 for failure to keep its filings with the SEC up-to-date.  Upon receipt of the SEC’s notice of proposed revocation, the company filed a settlement agreement with the SEC consenting to the revocation as the company was dormant;

(ii)
was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)
within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)
has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer and shareholder.

Penalties or Sanctions

As at the date of the AIF and during the 10 years prior to the date of the AIF, none of the directors or officers of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has been subject to:

(a)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority other than the settlement agreement described in paragraph (a)(i) under “Cease Trade Orders or Bankruptcies” above; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Conflicts of Interest

There are no existing or potential material conflicts of interest between the Company or any of its subsidiaries and a director or officer of the Company or any subsidiary.

AUDIT COMMITTEE

Pursuant to the provisions of Multilateral Instrument 52-110 (the “Instrument”), the Company’s Audit Committee has adopted a written charter (the “Charter”) that sets out its mandate and responsibilities.  The Charter is attached hereto as Schedule “A”.

The Audit Committee is presently comprised of Robert Gilmore, Mario Szotlender and Tomas Guerrero.  All members of the Committee are “independent” and “financially literate”, within the meanings given to those terms in the Instrument.

The education and experience of each audit committee member that is relevant to the performance of his responsibilities as an audit committee member is as follows:

Audit Committee Member	Education and Experience
Robert Gilmore
Mr. Gilmore is a Certified Public Accountant and independent financial consultant with more than 30 years’ experience working with resource companies.   He is a graduate of the University of Denver with a Bachelor of Science degree in Business Administration, Accounting.  He is Chairman of the Board and of the Audit Committee of Eldorado Gold Corporation, and is a director of Layne Christensen Company.

Mario Szotlender
Mr. Szotlender holds a degree in international relations and has successfully directed Latin American affairs for numerous private and public companies over the past 20 years.  He has been involved in various mineral exploration and development joint ventures (precious metals and diamonds) in Central and South America, including heading several mineral operations in Venezuela, including Las Cristinas in the 1980’s.  Mr. Szotlender is currently a Director of five other publicly-traded companies, and consults to several private exploration companies.

Tomas Guerrero
Mr. Guerrero is a geological engineer with over 30 years of mine geology and mineral exploration experience in Peru, Mexico, Bolivia, Venezuela, Chile, Argentina and Ecuador. Until 2001, Tomas held a ten-year tenure as Director of Explorations for the Hochschild Group, a leading private Peruvian mining company with multiple mine operations. Under his leadership Hochschild discovered and put in production three mid size gold-silver mines. He is currently the principle of BO Consulting, an engineering consulting firm specializing in servicing the mining sector.

During the Company’s most recently completed fiscal year, the Company’s auditors performed certain non-audit services.  Fees charged by the auditors during the last two fiscal years are as follows:

	2010	2009
Audit Fees	$138,900	$125,600
Audit-Related Fees	$76,700	$107,400
Tax Fees (tax return preparation)	$69,400	$30,300
All Other Fees (services other than reported above)	$52,100	$15,900
	$337,100	$279,200

LEGAL PROCEEDINGS

There are no known legal proceedings involving an amount exceeding 10% of the current assets of the Company to which the Company is a party or which any of its properties is the subject during the most recently completed financial year, or any such proceedings known to the Company to be contemplated.

TRANSFER AGENT AND REGISTRAR

The Company’s transfer agent and registrar is Olympia Trust Company, at its offices in Vancouver, BC and Toronto, ON.

MATERIAL CONTRACTS

There are no contracts, other than those herein disclosed in this AIF and other than those entered into in the ordinary course of the Company’s business, that are material to the Company and that were entered into during the most recently completed fiscal year ended December 31, 2010 or before the most recently completed financial year, but are still in effect as of the date of this AIF.

INTERESTS OF EXPERTS

Names of Experts

Deloitte & Touche LLP, the Company’s external auditors, prepared the audit report on the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2009.

Richard L. Nielsen, PhD., Steve Milne, P.E. and Robert L. Sandefur, P.E. of Chlumsky, Armbrust and Meyer, LLC, each an independent Qualified Person as defined by NI 43-101, prepared the Caylloma Report referred to in this document.

Michael J. Lechner, P. Geo., of Resource Modeling Incorporated, an independent Qualified Person as defined by NI 43-101, prepared the Caylloma Report referred to in this document.

Donald F. Earnest, RG, of Resource Evaluation Incorporated, an independent Qualified Person as defined by NI 43-101, prepared the Caylloma Report referred to in this document.

Craig S. Bow, PhD, Gregory Chlumsky, QP-MSSA and Steve L. Milne, PE of Chlumsky, Armbrust and Meyer, LLC, each an independent Qualified Person as defined by NI 43-101, prepared the San Jose Pre-Feasibility Report referred to in this document.

Interests of Experts

To the knowledge of the Company, the experts named above did not have any registered or beneficial interest, direct or indirect, in any securities or other property of the Company when the experts prepared their respective reports.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company’s Information Circular pertaining to its Annual General Meeting held on June 23, 2010.  Additional financial information is provided in the Company’s audited financial statements for the fiscal year ended December 31, 2010 and the management’s discussion and analysis thereon.

SCHEDULE “A”

FORTUNA SILVER MINES INC.
(the “Company”)

AUDIT COMMITTEE CHARTER

PURPOSE

The primary function of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities by reviewing the financial information to be provided to the shareholders and others, the systems of internal controls and management information systems established by management and the Company’s internal and external audit process and monitoring compliance with the Company’s legal and regulatory requirements with respect to its financial statements.

The Audit Committee is accountable to the Board.  In the course of fulfilling its specific responsibilities hereunder, the Audit Committee is expected to maintain an open communication between the Company’s external auditors and the Board.

The Audit Committee does not plan or perform audits or warrant the accuracy or completeness of the Company's financial statements or financial disclosure or compliance with generally accepted accounting procedures as these are the responsibility of management.

RESPONSIBILITIES

Subject to the powers and duties of the Board, the Board hereby delegates to the Audit Committee the following powers and duties to be performed by the Audit Committee on behalf of and for the Board.  Nothing in this Charter is intended to or does confer on any member a higher standard of care or diligence than that which applies to the directors as a whole.

External Auditors

The Audit Committee has primary responsibility for the selection, appointment, dismissal, compensation and oversight of the external auditors, subject to the overall approval of the Board.  For this purpose, the Audit Committee may consult with management.

The external auditors shall report directly to the Audit Committee.

Also, the Audit Committee:

a.	recommends to the Board:
i.	whether the current external auditors should be nominated for reappointment for the ensuing year and if applicable, select and recommend a suitable alternative for nomination; and
ii.	the amount of compensation payable to the external auditors;

b.	resolves disagreements, if any, between management and the external auditors regarding financial reporting;

c.	provides the Board with such recommendations and reports with respect to the financial statements of the Company as it deems advisable;

d.
takes reasonable steps to confirm the independence of the external auditors, including but not limited to pre-approving any non-audit related services provided by the external auditors to the Company or the Company's subsidiaries, if any;

e.	confirms that the external auditors are a 'participating audit' firm for the purpose of National Instrument 52-108 Auditor Oversight and are in compliance with governing regulations;

f.	reviews and evaluates the performance of the external auditors; and

g.	reviews and approves the Company’s hiring policy regarding partners, employees and former partners and employees of the Company’s external auditors.

Audit and Review Process and Results

The Audit Committee has a duty to receive, review and make any inquiry regarding the completeness, accuracy and presentation of the Company’s financial statements to ensure that the financial statements fairly present the financial position and risks of the organization and that they are prepared in accordance with generally accepted accounting principles.  To accomplish this, the Audit Committee:

a.	considers the scope and general extent of the external auditors' review, including their engagement letter and major changes to the Company’s auditing and accounting principles and practices;

b.	consults with management regarding the sufficiency of the Company's internal system of audit and financial controls, internal audit procedures and results of such audits;

c.	ensures the external auditors have full, unrestricted access to required information and have the cooperation of management;

d.
reviews with the external auditors the audit process and standards, as well as regulatory or Company-initiated changes in accounting practices and policies and the financial impact thereof, and selection or application of appropriate accounting principles;

e.
reviews with the external auditors and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Company and the manner in which these matters are being disclosed in the financial statements;

f.	reviews the appropriateness and disclosure of any off-balance sheet matters;

g.	reviews disclosure of related-party transactions;

h.	receives and reviews with the external auditors, the external auditors' audit report and the audited financial statements;

i.	makes recommendations to the Board respecting approval of the audited financial statements;

j.
meets with the external auditors separately from management to review the integrity of the Company’s financial reporting, including the clarity of financial disclosure and the degree of conservatism or aggressiveness of the accounting policies and estimates, any significant disagreements or difficulties in obtaining information, adequacy of internal controls over financial reporting, adequacy of disclosure controls and procedures, and the degree of compliance by the Company with prior recommendations of the external auditors;

k.	directs management to implement such changes as the Audit Committee considers appropriate, subject to any required approvals of the Board arising out of the review; and

l.	meets at least annually with the external auditors, independent of management, and reports to the Board on such meetings.

Interim Financial Statements

The Audit Committee:

a.	reviews and determines on an annual basis the Company's practice with respect to review of interim financial statements by the external auditors;

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b.	conducts all such reviews and discussions with the external auditors and management as it deems appropriate; and

c.	makes recommendations to the Board respecting approval of the interim financial statements.

Involvement with Management

The Audit Committee has primary responsibility for overseeing the actions of management in all aspects of financial management and reporting.  The Audit Committee:

a.	reviews the Company’s annual and interim financial statements, Management’s Discussion and Analysis and earnings press releases, if any, before the Company publicly discloses this information;

b.
reviews all of the Company’s public disclosure of financial information extracted from the Company's financial statements, if such financial statements have not previously been reviewed by the Committee, prior to such information being made public by the Company and for such purpose, the CFO assumes responsibility for providing the information to the Audit Committee for its review;

c.	reviews material financial risks with management, the plan that management has implemented to monitor and deal with such risks and the success of management in following the plan;

d.
consults annually and otherwise as required with the Company's CEO and CFO respecting the adequacy of the internal controls over financial reporting and disclosure controls and procedures and reviews any breaches or deficiencies;

e.	obtains such certifications of annual and interim filings by the CEO and CFO attesting to internal controls over financial reporting and disclosure controls and procedures as deemed advisable;

f.	reviews management's response to significant written reports and recommendations issued by the external auditors and the extent to which such recommendations have been implemented by management;

g.	reviews with management the Company's compliance with applicable laws and regulations respecting financial reporting matters, and any proposed regulatory changes and their impact on the Company; and

h.
reviews as required with management and approves disclosure of the Audit Committee Charter, and Audit Committee disclosure required in the Company's Annual Information Form, Information Circular and on the Company's website.

PROCEDURAL MATTERS

The Audit Committee:

a.	invites the Company's external auditors, the Chief Financial Officer, and such other persons as deemed appropriate by the Audit Committee to attend meetings of the Audit Committee;

b.	reports material decisions and actions of the Audit Committee to the Board, together with such recommendations as the Committee may deem appropriate;

c.	has the power to conduct or authorize investigations into any matter within the scope of its responsibilities;

d.
has the right to engage independent counsel and other advisors as it determines necessary to carry out its duties and the right to set the compensation for any advisors employed by the Audit Committee;

e.
has the right to communicate directly with the CFO and other members of management who have responsibility for the internal and external audit process, as well as to communicate directly with the internal and external auditors; and

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f.	pre-approves non-audit services to be performed by the external auditors in accordance with the Committee’s pre-approval policies and procedures.

COMPOSITION

The Audit Committee is composed of a minimum of three Directors, all of whom meet the independence and experience requirements and have relevant skills and/or experience in the Audit Committee's areas of responsibility as required by the securities laws applicable to the Company, including those of any stock exchange on which the Company’s securities are traded.

Appointment of Committee Members and Vacancies

Members of the Audit Committee are appointed or confirmed by the Board annually and hold office at the pleasure of the Board.

Where a vacancy occurs at any time in the membership of the Audit Committee, it may be filled by the Board.  The Board fills any vacancy on, or any additional members to, the Audit Committee.

Committee Chair

The Board appoints a Chair for the Audit Committee.

STRUCTURE AND OPERATIONS

Meetings

The Chair of the Audit Committee or the Chair of the Board or any two of its members may call a meeting of the Audit Committee.  The Audit Committee meets at least four times each fiscal year, and at such other times during each year as it deems appropriate.
Quorum

A majority of the members appointed to the Audit Committee constitutes a quorum.
Notice of Meetings

The Chair of the Audit Committee arranges to provide notice of the time and place of every meeting in writing (including by facsimile) to each member of the Audit Committee at least two (2) business days prior to the time fixed for such meeting, provided, however, that a member may in any manner waive a notice of a meeting.  Attendance of a member at a meeting constitutes a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.  The Chair also ensures that an agenda for the meeting and all required materials for review by the members of the Audit Committee are delivered to the members with sufficient time for their review, or that such requirement is waived.
Absence of Committee Chair

If the Chair of the Audit Committee is not present at any meeting of the Audit Committee, the other members of the Audit Committee will be chose a Chair to preside at the meeting.

Secretary of Committee

At each meeting the Audit Committee appoints a secretary who need not be a director of the Company.
Attendance of the Company’s Officers at Meetings

The Chair of the Audit Committee or any two members of the Audit Committee may invite one or more officers of the Company to attend any meeting of the Audit Committee.

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Delegation

The Audit Committee may, in its discretion, delegate all or a portion of its duties and responsibilities to a subcommittee, management or, to the extent otherwise permitted by applicable plans, laws or regulations, to any other body or individual.

Procedure and Records

Subject to any statute or constating documents of the Company, the Audit Committee determines its own procedures at meetings and may conduct meetings by telephone and keeps records of its proceedings.

COMPLAINTS

The Audit Committee has established a Whistle Blower Policy which sets out the procedures for:

a.	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

b.	the confidential, anonymous submission to the Company of concerns regarding questionable accounting or auditing matters.

The Audit Committee reviews the Whistle Blower Policy annually.

REPORTING AND ASSESSMENT

The Audit Committee reports to the Board of Directors, and on an annual basis, presents its Committee Annual Report to the Board.

EFFECTIVE DATE

This Charter was implemented by the Board in October 1, 2008.

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